FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

May 26, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is May 26, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that their shareholders approved the acquisitionof Coalhunter Mining Corporation at the Special General Meeting held May 25, 2011.

Item 5.	Full Description of Material Change

The Issuer reports that their shareholders , at the Issuer’s Special General Meeting held on May 25, 2011, its shareholders voted 97.5% in favour of acquiring Coalhunter Mining Corporation (“Coalhunter”) through participation in the previously announced Plan of Arrangement.

The Issuer has also been advised by Coalhunter that, at its Special General Meeting held on May 19, 2011, the Plan of Arrangement was approved by the shareholders, option holders and special warrant holders of Coalhunter, and that, on May 20, 2011, Coalhunter obtained the final order approving the Plan of Arrangement from the Supreme Court of British Columbia.

The Issuer and Coalhunter have determined that the effective date for the Plan of Arrangement will be Monday, May 30, 2011. As set out in the Arrangement Agreement (see NR05-11, dated March 4, 2011), on the effective date, each Coalhunter shareholder holding shares as at the effective date of the Plan of Arrangement (other than the Issuer) will receive 0.8 of a common share of the Issuer for each common share of Coalhunter held. The Issuer anticipates issuing approximately 23,397,004 common shares on the effective date, with a further 6,485,543 common shares being reserved for the exercise of options held by former Coalhunter optionees, the exercise of Coalhunter warrants and pursuant to Coalhunter property acquisition agreements.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated completion of the acquisition of Coalhunter Mining Corporation, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward- looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be issued in the United States absent registration or an applicable exemption from such registration requirements.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

June 15, 2011